Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Fox Pan American Sports, LLC:

We consent to incorporation by reference into the Liberty Global, Inc.’s S-3 which is expected to be filed with the United States Securities and Exchange Commission on June 16, 2005 of our report dated April 16, 2005, with respect to the consolidated balance sheet of Fox Pan American Sports, LLC as of December 31, 2004, and the related consolidated statements of operations, changes in members’ (deficit) equity and cash flows for the year then ended, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

Miami, Florida
June 14, 2005